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                                   EXHIBIT 6
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                         OPINION AND CONSENT OF ACTUARY
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                  [LETTERHEAD OF PFL LIFE INSURANCE COMPANY]

August 19, 1998



PFL Life Insurance Company
4333 Edgewood Road NE
Cedar Rapids, Iowa  52499-0001

RE:  PFL ENDEAVOR VARIABLE LIFE ACCOUNT
     REGISTRATION ON FORM S-6
     SEC FILE NO. 33-92226

Dear Sir/Madam:

With regard to the above registration statement, I have examined such documents and made such inquiries as I have deemed necessary and appropriate, and on the basis of such examination, have the following opinions:

Fees and charges deducted under the PFL Endeavor Variable Life policies are those deemed necessary to appropriately reflect:

(1)  the expenses incurred in the acquisition and distribution of the Policies,

(2)  the expenses associated with the development and servicing of the policies,

(3) the assumption of certain risks arising from the operation and management of the Policies and that provides for a reasonable margin of profit.

Fees and charges assessed against the policy values in the Variable Account include:

(i) Administrative Charges (Fixed monthly charges and daily percent of asset charges)

(ii)  Sales Charge  (up front)

(iii) Contingent Surrender Charge (equal to the sum of a Deferred Issue Charge and a Deferred Sales Charge)

(iv) Mortality and Expense Risk Charge  (M&E)

(v)  Cost of Insurance

(vi) Distribution Financing Charge

(vii) Taxes (including Premium, Deferred Acquisition Cost and other Taxes if applicable)
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PFL Life Insurance Company
August 19, 1998
Page 2


The magnitude of each of the individual charges listed above in (i) through
(vii) is established in the pricing of the PFL Endeavor Variable Life, to achieve a reasonable Return on Investment (ROI), which is within the range of industry practice with respect to comparable variable life insurance products.

In the process of determining the reasonable ROI, each individual charge is also established within the reasonable range of industry practice. For example, in the pricing process the company has utilized product assumptions which are comparable to the corresponding assumptions of similar industry products, taking into consideration such factors as current charge levels, the existence of charge level guarantees, guaranteed death benefits, and guaranteed settlement option rates. In addition, an actuarial analysis supporting the reasonableness of aggregate fees and charges is maintained at the company's administrative offices.

Except by coincidence, it is not expected that actual charges assessed in a given year would exactly offset actual expenses incurred. Acquisition expenses (as well as major product and/or systems development expenses) are incurred "up front" and recovered, with a reasonable profit margin, through future years' charges. In addition, the company cannot increase certain charges under the Policies in the pricing process.

Therefore, in my opinion, the fees and charges deducted under the Policies, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the company.

I hereby consent to the use of this opinion, which is included as an Exhibit to the Registration Statement.



/s/  Richard R. Greer
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Richard R. Greer, FSA, MAAA
Vice President
PFL Life Insurance Company